UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

QuantumScape Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74767V109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74767V109

1	NAMES OF REPORTING PERSONS Khosla Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,264,244 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,264,244 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,264,244 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This statement on Schedule 13G is filed by Khosla Ventures III, L.P. (“KV III”), Khosla Ventures Associates III, LLC (“KVA III”), VK Services, LLC (“VK Services”) and Vinod Khosla (“Khosla,” together with KV III, KVA III and VK Services collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

All of the shares of Class A Common Stock beneficially owned by KV III are comprised of shares of Class B Common Stock held by KV III, of which KVA III is the general partner. Khosla is the managing member of VK Services, which is the manager of KVA III. As such, each of KVA III, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV III, and each of KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 356,503,201 shares of Class A Common Stock and 79,454,147 shares of Class B Common Stock outstanding as of October 21, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 74767V109

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,264,244 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,264,244 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,264,244 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares of Class A Common Stock beneficially owned by KVA III are comprised of shares of Class B Common Stock held by KV III, of which KVA III is the general partner. Khosla is the managing member of VK Services, which is the manager of KVA III. As such, each of KVA III, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV III, and each of KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. KVA III holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 356,503,201 shares of Class A Common Stock and 79,454,147 shares of Class B Common Stock outstanding as of October 21, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 74767V109

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,827,647 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,827,647 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,827,647 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

3,563,403 of the shares beneficially owned by VK Services are comprised of shares of Class A Common Stock held by VK Services. The remaining shares beneficially owned by VK Services are comprised of shares of Class B Common Stock held by KV III, of which KVA III is the general partner. Khosla is the managing member of VK Services, which is the manager of KVA III. As such, each of KVA III, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV III, and each of KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Further, Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Khosla may be deemed to have indirect beneficial ownership of such shares.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 356,503,201 shares of Class A Common Stock and 79,454,147 shares of Class B Common Stock outstanding as of October 21, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 74767V109

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,827,647 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,827,647 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,827,647 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by Khosla are comprised of shares of Class B Common Stock held by KV III, of which KVA III is the general partner, and shares of Class A Common Stock held by VK Services. Khosla is the managing member of VK Services, which is the manager of KVA III. As such, each of KVA III, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV III, and each of KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Further, Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Khosla may be deemed to have indirect beneficial ownership of such shares. Khosla holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 356,503,201 shares of Class A Common Stock and 79,454,147 shares of Class B Common Stock outstanding as of October 21, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on October 28, 2022.

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13G (this “Amendment No. 2”) amends and restates the statement on Schedule 13G filed on February 14, 2022 (the “Schedule 13G”).

Item 1(a). Name of Issuer:

QuantumScape Corporation

Item 1(b). Address of Issuer’s Principal Executive Officers:

1730 Technology Drive

San Jose, California 95110

Item 2(a). Name of Person(s) Filing:

Khosla Ventures III, L.P. (“KV III”)

Khosla Ventures Associates III, LLC (“KVA III”)

VK Services, LLC (“VK Services”)

Vinod Khosla (“Khosla”)

Item 2(b). Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c). Citizenship:

KV III KVA III VK Services	Delaware, United States of America Delaware, United States of America Delaware, United States of America
Khosla	United States of America

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

74767V109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a). Amount Beneficially Owned:

Item 4(b). Percent of Class:

Item 4(c). Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership(1)	Percentage of Class (1, 3)
KV III(2)	21,264,244	0	21,264,244	0	21,264,244	21,264,244	5.6%
KVA III (2)	0	0	21,264,244	0	21,264,244	21,264,244	5.6%
VK Services (2)	3,563,403	0	24,827,647	0	24,827,647	24,827,647	6.6%
Khosla (2)	0	0	24,827,647	0	24,827,647	24,827,647	6.6%

(1)

Represents the number of shares of Class A Common Stock and the number of shares of Class A Common Stock issuable upon exercise of options, warrants and other convertible securities (including Class B Common Stock) that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.

(2)

Khosla is the managing member of VK Services, which serves as the manager of KVA III, which serves as the general partner of KV III. As such, each of KVA III, VK Services and Khosla possesses power to direct the voting and disposition of the Securities owned by KV III, and each of KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such Securities. Further, Khosla possesses power to direct the voting and disposition of the Securities owned by VK Services, and Khosla may be deemed to have indirect beneficial ownership of such Securities. KVA III and Khosla hold no Securities of the Issuer directly.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 356,503,201 shares of Class A Common Stock and 79,454,147 shares of Class B Common Stock outstanding as of October 21, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on October 28, 2022.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC,
a Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

Exhibit:

99.1: Joint Filing Statement